UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
SYBASE, INC.

(Name of Subject Company)
SYBASE, INC.

(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)
871130100

(CUSIP Number of Class of Securities)
Daniel R. Carl, Esq.
Vice President and General Counsel
One Sybase Drive
Dublin, CA 94568
(925) 236-5000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Michael J. Kennedy, Esq.
Michael S. Dorf, Esq.
Dana C.F. Kromm, Esq.
Shearman & Sterling LLP,
525 Market Street
San Francisco, California 94105
(415) 610-1100
☑ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Sybase, Inc. (the “Company”) by SAP America, Inc., a wholly-owned subsidiary of SAP AG, pursuant to the Agreement and Plan of Merger, dated May 12, 2010 by and among SAP America, Inc., Sheffield Acquisition Corp. and the Company:
1.	Joint Press Release issued by SAP AG and the Company, dated May 12, 2010

2.	Email from John S. Chen, Chairman, Chief Executive Officer and President of the Company, sent to all employees

1. Joint Press Release issued by SAP AG and the Company, dated May 12, 2010
May 12, 2010
SAP to Acquire Sybase, Inc.
Strategic Move to Accelerate the Reach of SAP® Solutions across Mobile Platforms,
Help Companies Manage and Analyze Business Information and Processes on Any Device
     WALLDORF, Germany and Dublin, California, USA — May 12, 2010 — SAP (NYSE: SAP) and Sybase, Inc., Dublin, California (USA) (NYSE: SY) today announced that SAP’s subsidiary, SAP America, Inc., has signed a definitive merger agreement to acquire Sybase, Inc., in a transaction that will bring the two information technology (IT) leaders together to enable companies to become better-run “unwired enterprises.” As a result of this transaction, customers will be able to better harness today’s explosion of data and deliver information and insight in real time to business consumers wherever they work so they can make faster, more informed decisions. Companies will benefit from greater productivity, speed and agility to help their businesses grow. Under the terms and conditions of the merger agreement, SAP America, Inc., will make an all cash tender offer for all of the outstanding shares of Sybase common stock at $65.00 per share, representing an enterprise value of approximately $5.8 billion.
     The per share purchase price represents a 44% premium over the three-month average stock price of Sybase. The transaction will be funded from SAP’s cash on hand and a €2.75 billion loan facility arranged and underwritten by Barclays Capital and Deutsche Bank.
     The Sybase board of directors has unanimously approved the transaction. The closing of the tender offer is conditioned on the tender of a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis and clearance by the relevant antitrust authorities.
     SAP and Sybase to Benefit from Synergies
     Both SAP and Sybase will benefit from synergies across product lines and markets. SAP will accelerate the reach of its solutions across mobile platforms and drive forward the realization of its in-memory computing vision. This will drive higher user adoption of SAP software and unlock significant business value out of existing customer investments. In addition, Sybase’s innovative mobile platform can connect all applications and data (SAP and non-SAP) and enable them on mobile devices. SAP, Sybase and their customers will be able to tap into Sybase’s messaging network to reach 4 billion mobile subscribers through 850+ operator relationships worldwide and engage their consumers via alerts, transactions and promotions on their mobile devices.
     For Sybase, SAP in-memory technology will provide the opportunity for dramatic performance improvements to its analytic processing capabilities. Sybase will also be able to bring its complex event processing and analytics expertise, which was built in the financial sector, to customers in other industries, markets and product areas in which SAP has a complementary, strong presence. Finally, Sybase’s core database business will be enhanced by SAP in-memory technology to deliver integrated transactional and analytical capabilities. At the same time, SAP reinforced its dedication to customer choice by stating that it will continue its commitment to supporting leading database vendors.
     The synergies between the two companies will also expand opportunities for the SAP and Sybase ecosystems. Software and implementation partners can capture new opportunities by innovating on Sybase’s market-leading mobile platform, which will make it easier to create, deliver and securely manage mobile enterprise applications across major device types.
     SAP and Sybase Stronger Together
     “With this transaction, SAP will dramatically expand its addressable market by making available its market-leading solutions to hundreds of millions of mobile users, combining the world’s best business software with the world’s most powerful mobile infrastructure platform,” said Bill McDermott, co-CEO of SAP and member of the SAP Executive

Board. “This is a game-changing transaction for SAP and Sybase customers, who will be better able to connect their employees with key functionality and information from anywhere and make it easier for companies to make faster, more informed business decisions in real time. With SAP’s customer-centric approach, we are resolute in our commitment to support Sybase customers to be best-run businesses.”
     SAP said it will continue to support each organization’s product road map while enhancing products to help customers derive additional value from existing investments. It also stated that both companies’ development organizations would remain intact, with the opportunity to cross-collaborate to increase innovation for customers.
     Headquartered in Dublin, California, Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized to the point of action, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services.
     “Mobile devices are becoming the preferred interaction point with business applications, whether the user is a factory supervisor, a retail manager or an entrepreneur in a developing nation,” said Jim Hagemann Snabe, co-CEO of SAP and member of the SAP Executive Board. “The combination of SAP and Sybase will give users the option of running their operations from leading mobile devices and will unleash the full power of mobility, including messaging interoperability, content delivery and mobile commerce services, across all companies and roles and in any location. In addition, innovation around Sybase’s established database business will pave the way for ‘real’ real-time analytics and finally remove the decade-old barrier between business applications and business intelligence.”
     Sybase to Operate Stand-Alone
     The two companies announced that Sybase will operate as a standalone unit under the name “Sybase, an SAP Company.” Sybase’s management team will continue to run the business. The SAP Executive Board plans to propose to the Supervisory Board to appoint the Chairman and CEO of Sybase to SAP’s Executive Board.
     “This transaction better positions SAP and Sybase to bring remarkable benefits of mobility and real-time information to our customers’ existing technology investments,” said Vishal Sikka, Chief Technology Officer and member of the SAP executive board in charge of Technology and Innovation. “SAP’s in-memory computing technology is already revolutionizing business analytics and will bring a paradigm shift to enterprise data management for all applications. The in-memory team within SAP will continue its current mission to innovate in-memory technology and these innovations will enable both SAP and Sybase to bring unprecedented value to their customers.”
     “This combination is a transformative event in the software industry,” said John Chen, CEO of Sybase, Inc. “SAP’s in-memory technology in combination with Sybase’s database technology will revolutionize how transactional and analytic applications are built, benefiting all businesses. Further, by combining the market leader in enterprise applications with the market leader in enterprise mobility, companies around the world will be able to run their business from many devices. This will drive a new wave of enterprise productivity. The combined SAP/Sybase will be able to provide a software offering that enables companies to transform their businesses in an increasingly data-, consumer- and mobile-centric world.”
     Transaction Expected to Be Accretive to SAP’s Earnings per Share on a non-IFRS Basis in 2010 and Beyond
     The transaction is expected to close during the third quarter of 2010 and will be immediately accretive to SAP’s earnings per share on a non-IFRS adjusted basis. SAP expects the combination to deliver synergies through both revenue enhancement and the realization of cost efficiencies. Additional details regarding specific product, go-to-market and other integration details will be provided after the transaction is complete.
     Tender Offer Details and Disclosure Information
     SAP America’s wholly owned subsidiary, Sheffield Acquisition Corp.will promptly commence a tender offer under US securities law for all outstanding shares of Sybase common stock.
     The completion of the tender offer and acceptance of Sybase’s shares is conditioned on the tender of a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis and the satisfaction of regulatory and other customary conditions. Approval of the transaction by SAP’s stockholders is not required and the transaction is not subject to a financing condition.

     Financial Analyst and Media Conference Call
     SAP and Sybase senior management will host two conference calls for financial analysts and media to discuss the transaction:
     On Wednesday, May 12th, at 11:30 pm CET / 5:30 pm Eastern (Dial in numbers: +49 6958 999 0797 (Germany), +44 20 8515 2302 (UK), +1 480 629-9692 (US), Conference ID: 4301600; Replay numbers: +44 20 7154 2833 (UK), +1 303 590-3030 (US), Access code: 4301600)
     On Thursday, May 13th at 8:00 am CET / 2:00 am Eastern (Dial in numbers: +49 69 58 999 0797 (Germany), +44 20 8515 2302 (UK), +1 480 629-9692 (US), Conference ID: 4301586; Replay numbers: +44 20 7154 2833 (UK), +1 303 590-3030 (US), Access code: 4301586)
     The calls will be webcast at www.sap.com/investor.
     About SYBASE
     SYBASE, Inc., Dublin, California (USA) is an industry leader in delivering enterprise and mobile software to manage, analyze and mobilize information. Sybase is recognized globally as a performance leader, proven in the most data-intensive industries and across all major systems, networks and devices. Sybase’s information management, analytics and enterprise mobility solutions have powered the world’s most mission-critical systems in financial services, telecommunications, manufacturing and government. For more information, visit www.sybase.com.
     About SAP
     SAP is the world’s leading provider of business software(*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 97,000 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.
# # #
     Additional Information
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this announcement has not commenced. At the time the offers are commenced, a subsidiary of SAP AG (“Purchaser”) will file a Schedule TO Tender Offer Statement, with the Securities and Exchange Commission, and Sybase, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and all other documents filed by SAP AG or Purchaser with the SEC will be available at no charge on the Securities and Exchange Commission’s web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone:+49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to Sybase, Inc., Attention: Dan Cohen, One Sybase Drive, Dublin, CA 94568, Telephone: +1-925-236-5000.
     Note to editors:
To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit Error! Hyperlink reference not valid.. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.
Follow SAP on Twitter at @sapnews.
For more information, press only:
Christoph Liedtke, SAP, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Jim Dever, SAP, +1 610 661-2161, james.dever@sap.com,
Mark Wilson, Sybase, +1 (925) 234-4891, mark.wilson@sybase.com, PST

For more information, financial community only:
Stefan Gruber, SAP, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, SAP, +1 (212) 653-9619, investor@sap.com, EST
     Forward-Looking Statements
     This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Sybase, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key Sybase employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Sybase to achieve the anticipated synergies of the proposed transaction and other risks detailed in Sybase SEC filings, including those discussed in Sybase’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, which is on file with the SEC and available at the SEC’s website at www.sec.gov. Sybase is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document.
     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Statements regarding the expected date of closing of the tender offer, and expected integration, growth and improved customer service benefits are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the tender offer, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of software solutions, and difficulties encountered in integrating companies and technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

(*)  SAP defines business software as comprising enterprise resource planning, business intelligence, and related applications.
Copyright © 2010 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

2. Email from John S. Chen, Chairman, Chief Executive Officer and President of the Company, sent to all employees
Dear Sybase team member:
Today, SAP and Sybase announced that the companies have entered into an agreement for SAP to acquire Sybase. The purchase price is $65 per fully diluted share. At this price, our shareholders will have an annual return of 41%, 27%, and 10%, over 3, 5, and 10 year periods. This return outperforms the S&P 500, NASDAQ, Goldman Sachs software index, and average return of our peer companies for the same period.
While this opportunity means we will not be executing our current plan of record to take our company to $2 billion revenue as a stand-alone company, it is a clear validation of our Unwired Enterprise strategy and business direction.
For our customers, this combination will benefit them in three key ways: First, the merger of existing technologies will result in a stronger technology offering (for example, in-memory technologies for databases, front end tools for analytics, and mobile middleware technologies for SAP applications). Second, customers will benefit from richer and faster innovation as together we have more engineering resources to work on infrastructure server technologies. Third, extends our reach in key verticals (messaging and m-commerce businesses will benefit from SAP’s presence in telecommunications and financial services markets).
This transaction has caused me to pause and reflect on all that we have done in the last 12 years as a team. Despite skeptics along the way, we have generated significant value for our stakeholders and changed Sybase from a declining company 12 years ago to a growing company that is widely acknowledged as an industry innovator and market leader.
This has been a long transformative journey, not without its ups and downs. But, we stuck with it. Through our most difficult times, we did not compromise our commitment to innovate, support our customers, adhere to the highest levels of integrity, and achieve our goals as a team. Our dedication is reflected in our product releases, customer satisfaction ratings, perception of Sybase in the marketplace, and financial results. Strategy and plans are vitally important to the success of any company. However, they would just be words on a paper, but for the business results achieved through your creativity, passion and commitment. As always, I am sincerely appreciative of your effort and contribution.
I recall two seminal meetings through our journey. The first was in Napa Valley, California in the spring of 1998 when we resolved and committed ourselves to turn around the company. We subsequently defined and executed the Sierra Strategy to achieve this objective. The second was when, in 2003, we unveiled the Sierra 2 Strategy now known as “The Unwired Enterprise.” There were doubters inside and outside the company when we committed to the Unwired Enterprise strategy and vision. The last few years have validated this vision. This is evidenced by the fact that we are stronger today in our database business because of our strength in mobility and messaging. And we are stronger in mobility and messaging because of our renewed strength in our database business. We have come this far because of our passion and resolve in our strategy and our desire to deliver: One Sybase, One Team.
As employees, I want you to know that we will operate as an independent business unit within SAP and retain our brand. Going forward, we will be known as “Sybase, an SAP Company”. I will lead a small team to focus on the integration and leverage the opportunities that now exist as a combined company. As the two companies come together, there will be potential for distractions. I would ask all of you through the integration efforts not to forget our focus on operational execution. As a standalone business unit, we will continue to keep our focus on growth and be accountable for achieving financial goals. Over the next few months, the team will share progress throughout the integration process. For everyone else, I am counting on you to continue to contribute with the integrity and vigor as you have done in the past.
I will host an all-hands employee event with SAP co-CEO Bill McDermott tomorrow at 9:00 am PT in the Dublin cafeteria, which will be broadcast to all employees worldwide. We will discuss in more detail the announcement and answer employee questions.
We should take this moment to pause and recognize our incredible accomplishment. We not only turned around and built the growth engine of Sybase, we also played a pivotal role in driving the adoption of the enterprise mobility and analytics software markets. These markets are now poised to revolutionize how consumers engage with businesses, and the way business gets done around the world.
The Unwired Enterprise journey continues.
With my best regards,
John S. Chen
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this announcement has not commenced. At the time the offers are commenced, a subsidiary of SAP AG (“Purchaser”) will file a Schedule TO Tender Offer Statement, with the Securities and Exchange Commission, and Sybase, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and all other documents filed by SAP AG or Purchaser with the SEC will be available at no charge on the Securities and Exchange Commission’s web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +496227744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to Sybase, Inc., Attention: Charlie Chen, One Sybase Drive, Dublin, CA 94568, USA, Telephone: +1-925-236-5000.